Exhibit 3.01

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
BEACON ENTERPRISE SOLUTIONS GROUP, INC.

     Beacon Enterprise Solutions Group, Inc., a Nevada corporation (the “Corporation”), does hereby certify that:

First: The original articles of incorporation of the Corporation were filed with the Secretary of State of Nevada on May 22, 2000 (the “Original Articles of Incorporation”) and were amended and restated on February 15, 2008 (the “First Amended Articles of Incorporation”).

Second: The Board of Directors of the Corporation by unanimous written consent dated as of February 14, 2008, adopted resolutions setting forth the proposed amendments to the First Amended Articles of Incorporation, recommended the adoption of the resolutions by the stockholders and called for the submission of such amendments to the stockholders of the Corporation for their consideration.

Third: Thereafter, pursuant to Section 78.320 of the Nevada Private Corporations Law (the “NPCL”) written consents dated as of February 14, 2008 approving the amendments set forth below were signed by holders of outstanding voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting on such date at which all shares entitled to vote thereon were present and voted.

Fourth: The amendments were duly adopted by the stockholders in accordance with the NPCL.

Fifth: The First Amended Articles of Incorporation of the Corporation are hereby amended and restated to read as follows:

ARTICLE I
NAME OF CORPORATION

     The Corporation’s name shall be “Beacon Enterprise Solutions Group, Inc.”

ARTICLE II
AUTHORIZED CAPITAL STOCK

     A. Classes of Stock. The aggregate number of shares the Corporation shall have authority to issue shall be 70,000,000 shares of Common Stock, par value $0.001 per share (“Common Stock”), and 5,000,000 shares of Preferred Stock, par value $0.01 per share.

     B. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), which series shall consist of Four Thousand Five Hundred (4,500) shares, and Series A-1

Preferred Stock, par value $0.01 per share (“Series A-1 Preferred Stock”), which series shall consist of One Thousand (1,000) shares shall be as set forth below. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon additional series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with applicable protective voting rights that have been or may be granted to the Preferred Stock or series thereof in Certificates of Designation or the Corporation’s Articles of Incorporation (“Protective Provisions”), the rights, privileges, preferences and restrictions of any such additional series may be subordinated to, pari passu with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred Stock or Common Stock (other than as specifically set forth with respect to the Series A Preferred Stock and the Series A-1 Preferred Stock). Subject to compliance with applicable Protective Provisions, the Board of Directors is also authorized to increase or decrease the number of shares of any series (other than the Series A Preferred Stock or the Series A-1 Preferred Stock), prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

     (1) Voting Rights.

          (a) Except as otherwise provided herein, in the Articles of Incorporation or as required by law, the holders of the shares of Series A Preferred Stock or Series A-1 Preferred Stock (each a “Holder,” and collectively the “Holders”) and the holders of the Corporation’s shares of Common Stock (the “Common Stock”) shall be entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Corporation and shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Preferred Stock are convertible pursuant to the provisions hereof, at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. In each such case, except as otherwise required by law or expressly provided in Section 1(b) herein, the holders of shares of Preferred Stock and shares of Common Stock shall vote together and not as separate classes. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

          (b) So long as twenty-five (25%) percent of the shares of Series A Preferred Stock originally issued by the Corporation pursuant to the terms of the Confidential Private Placement Memorandum dated October 19, 2007 of Beacon Enterprise Solutions Group, Inc., an Indiana corporation, (the “Series A Memorandum”) remains outstanding (as appropriately adjusted for any recapitalization, stock combinations, stock dividends, stock splits or similar events occurring after the original issuance date of any shares of Series A Preferred Stock, the “Series A Original Issuance Date”), the Corporation will not, directly or indirectly, including without limitation through merger, consolidation or otherwise, without the affirmative vote or written consent of the holders of more than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, voting as a separate class, given in writing or by resolution adopted at a duly called meeting of the Holders of Series A Preferred Stock:

               (i) Declare or pay any dividends on any shares of Common Stock or shares of Series A-1 Preferred Stock, or other securities of the Corporation without first paying in full, in addition to the Series A Preferred Share Dividend (as defined in Section 8 below) accrued and unpaid through and including such date, the amount which the holders of shares of Series A Preferred Stock would have received had the shares of Series A Preferred Stock been converted for shares of Common Stock at the then applicable Conversion Price (as defined in Section 3(c) below); provided that, the Corporation may declare or pay stock dividends payable in shares of Series A-1 Preferred Stock on the outstanding shares of Series A-1 Preferred Stock as set forth in Section 8(b) below; or

               (ii) Directly and/or indirectly, designate, issue, create or otherwise permit to exist, any additional shares of Preferred Stock or other securities of the Corporation which, as to the payment of dividends, distribution of assets, redemptions, voting, interest payments, liquidation payments and/or any other type of payment or right, including, without limitation, distributions to be made upon the liquidation, dissolution or winding up of the Corporation, or upon the merger, Change of Control, consolidation or sale of the assets thereof, is directly and/or indirectly senior to and/or pari passu with the shares of Series A Preferred Stock.

               (iii) Directly and/or indirectly create, incur or assume any liability or indebtedness for borrowed money (collectively, “New Debt”), unless, after the creation, incurrence or assumption of such New Debt, the Corporation shall have an EBITDA Debt Service Coverage Ratio, calculated on a pro forma trailing twelve (12) month basis that is greater than or equal to two (2). For the purpose of this Section 1(b)(iii), “EBITDA” means in any fiscal period, the Corporation’s net income or net loss (other than extraordinary or non-recurring items of the Corporation for such period), plus (i) the amount of all interest expense, income tax expense, depreciation expense and amortization expense of the Corporation for such period, and plus or minus (as the case may be) (ii) any other non-cash charges which have been added or subtracted, as the case may be, in calculating the Corporation’s net income for such period. If the Corporation’s accounting is prepared on a consolidated basis, EBITDA shall be calculated on a consolidated basis. For the purpose of this Section 1(b)(iii), “Debt Service” means, as of the last day of each fiscal quarter of the Corporation, on a consolidated basis, principal due within twelve (12) months after such day, and interest on any indebtedness for the current fiscal quarter calculated on an annualized basis. For purposes of this Section 1(b)(iii) “EBITDA Debt Service Coverage Ratio” means EBITDA divided by Debt Service.

          (c) So long as twenty-five (25%) percent of the shares of Series A-1 Preferred Stock originally issued by the Corporation pursuant to the terms of the Confidential Private Placement Memorandum dated February 22, 2008 of Beacon Enterprise Solutions Group, Inc., an Indiana corporation, (the “Series A-1 Memorandum”) remains outstanding (as appropriately adjusted for any recapitalization, stock combinations, stock dividends, stock splits or similar events occurring after the original issuance date of any shares of Series A-1 Preferred Stock, the “Series A-1 Original Issuance Date”), the Corporation will not, directly or indirectly, including without limitation through merger, consolidation or otherwise, without the affirmative vote or written consent of the holders of more than fifty percent (50%) of the then outstanding shares of Series A-1 Preferred Stock, voting as a separate class, given in writing or by resolution adopted at a duly called meeting of the Holders of Series A-1 Preferred Stock:

               (i) Declare or pay any dividends on any shares of Common Stock, or other securities of the Corporation (except shares of Series A Preferred Stock) without first paying in full, in addition to the Series A-1 Preferred Share Dividend (as defined in Section 8 below) accrued and unpaid through and including such date, the amount which the holders of shares of Series A-1 Preferred Stock would have received had the shares of Series A-1 Preferred Stock been converted for shares of Common Stock at the then applicable Conversion Price (as defined in Section 3(c) below); or

               (ii) Directly and/or indirectly, designate, issue, create or otherwise permit to exist, any additional shares of Preferred Stock (other than shares of Preferred Stock paid as stock dividends on outstanding shares of Series A Preferred Stock or shares of Series A-1 Preferred Stock as provided in Section 8 hereof) or other securities of the Corporation which, as to the payment of dividends, distribution of assets, redemptions, voting, interest payments, liquidation payments and/or any other type of payment or right, including, without limitation, distributions to be made upon the liquidation, dissolution or winding up of the Corporation, or upon the merger, Change of Control, consolidation or sale of the assets thereof, is directly and/or indirectly senior to and/or pari passu with the shares of Series A-1 Preferred Stock.

               (iii) Directly and/or indirectly create, incur or assume any New Debt, unless, after the creation, incurrence or assumption of such New Debt, the Corporation shall have an EBITDA Debt Service Coverage Ratio, calculated on a pro forma trailing twelve (12) month basis that is greater than or equal to two (2).

     (2) Stated Value. Each share of Series A Preferred Stock and each share of Series A-1 Preferred Stock shall have a “Stated Value” equal to One Thousand Dollars ($1,000).

     (3) Conversion of Shares of Preferred Stock. Shares of Preferred Stock shall be convertible into shares of Common Stock on the terms and conditions set forth in this Section 3. The term “Conversion Shares” shall mean the shares of Common Stock issuable upon conversion of shares of Preferred Stock. The Corporation shall not issue any fractional shares of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fractional share of Common Stock. If, after the aforementioned aggregation, the issuance would result in the issuance of a fractional share of Common Stock, the Corporation shall, in lieu of issuing such fractional share, issue one whole share of Common Stock to the Holder thereof. The Corporation shall pay any and all taxes that may be payable with respect to the issuance and delivery of shares of Common Stock upon conversion of shares of Preferred Stock unless such taxes result from the issuance of shares of Common Stock upon conversion to a person other than the Holder.

          (a) Optional Conversion. With respect to each share of Preferred Stock, at any time or times on or after the date of issuance of such shares of Preferred Stock (such date for each share of Preferred Stock hereinafter referred to as the “Original Issuance Date”), any Holder shall be entitled to convert all or a portion of such Holder’s shares of Preferred Stock into fully paid and non-assessable shares of Common Stock (each an “Optional Conversion”), in accordance with this Section 3(a), Section 3(c) and Section 3(d).

          (b) Mandatory Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price (the “Mandatory Conversion”), in accordance with this Section 3(b), Section 3(c) and Section 3(d), upon the earlier of:

               (i) the closing of an underwritten, firm commitment public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the offer and sale of shares of Common Stock for the account of the Corporation resulting in gross proceeds to the Corporation of not less than $20,000,000 (a “Qualified Secondary Offering”); provided that the shares of Common Stock issuable upon the conversion of shares of Preferred Stock (the “Conversion Shares”) are (I) trading or are quoted (as the case may be), on the Bulletin Board, NASDAQ, AMEX or the NYSE (any of which shall hereinafter be referred to as an “Eligible Trading Medium”), and (II) registered under the Securities Act for resale without any selling limitations and/or restrictions longer than 180 days following the closing date of the Qualifying Secondary Offering; or

               (ii) the date upon which the shares of Common Stock have for 20 consecutive trading days (A) closed at a price equal to not less than 250% the then Conversion Price, (B) averaged not less than 200,000 shares per day in volume, (C) there is an effective resale registration statement covering the resale of the Conversion Shares and the Conversion Shares have no direct and/or indirect selling limitations and/or restrictions, and (D) the Conversion Shares are traded and/or quoted on an Eligible Trading Medium (the “Mandatory Conversion Date”).

          (c) Conversion Price. Subject to anti-dilution adjustment as provided in Section 3(e), upon an Optional Conversion pursuant to Section 3(a) or a Mandatory Conversion pursuant to Section 3(b), the conversion price (the “Conversion Price”) of each share of Series A Preferred Stock and each share of Series A-1 Preferred Stock shall equal $0.75. Upon a conversion pursuant to Section 3(a) or Section 3(b), all accrued and unpaid dividends on shares of Preferred Stock through the date of conversion shall be paid in additional shares of Common Stock as if such dividends had been paid in additional shares of Preferred Stock rounded up to the nearest whole number, and then automatically converted into additional shares of Common Stock in accordance with and pursuant to the terms set forth herein. Each share of Preferred Stock will convert into that number of shares of Common Stock determined by dividing the Stated Value by the Conversion Price, as adjusted at the time of conversion.

          (d) Mechanics of Conversion.

               (i) To convert shares of Preferred Stock into Conversion Shares pursuant to Section 3(a) on any date, the Holder thereof shall (i) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m. Eastern Time on such date, a copy of an executed notice of conversion (the “Optional Conversion Notice”) to the Corporation, and (ii) surrender to a common carrier for delivery to the Corporation within three (3) business days of such date the Preferred Stock Certificates (as hereinafter defined) representing the shares of Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction). The term “Preferred Stock Certificates” shall mean the original certificates representing the shares of Preferred Stock.

               (ii) Shares of Preferred Stock converted pursuant to Section 3(b) shall be deemed to be converted as of the Mandatory Conversion Date notwithstanding the date on which the Preferred Stock Certificates representing the shares of Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction), are submitted to the Corporation in connection with such conversion, and such Preferred Stock Certificates shall be deemed to represent the right to receive Conversion Shares. To receive Conversion Shares subsequent to a Mandatory Conversion, each Holder shall (i) transmit by facsimile (or otherwise deliver) a copy of an executed notice of conversion (the “Mandatory Conversion Notice”) to the Corporation, and (ii) surrender to a common carrier for delivery to the Corporation within three (3) business days of such facsimile transmission or delivery such Holder’s Preferred Stock Certificates.

               (iii) On or before the third (3rd) Business Day following the date of receipt of a fully executed and completed Optional Conversion Notice or Mandatory Conversion Notice (each a “Conversion Notice”), the Corporation shall (x) issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled, or (y) provided that the Conversion Shares have been registered under the Securities Act, upon the request of a Holder, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to such Holder’s or its designee’s balance account with the Depository Trust Corporation through its Deposit Withdrawal Agent Commission system. If the number of shares of Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion pursuant to Section 3(d)(i) is greater than the number of shares of Preferred Stock being converted, then the Corporation shall, as soon as practicable and in no event later than three (3) business days after receipt of the Preferred Stock Certificate(s) and at its own expense, issue and deliver to the Holder thereof a new each share of Preferred Stock certificate representing the number of shares of Preferred Stock not converted. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of shares of Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the applicable conversion date.

          (e) Anti-Dilution Provisions. The Conversion Price in effect at any time and the number and kind of securities issuable upon conversion of the shares of Preferred Stock shall be subject to adjustment from time to time upon the happening of certain events as follows:

               (i) Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time on or after the Original Issuance Date effects a subdivision of the outstanding shares of Common Stock, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased, and conversely, if the Corporation at any time or from time to time on or after the Original Issuance Date combines the outstanding shares of Common Stock into a smaller number of shares, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 3(e)(i) shall become effective at the close of business on the date the subdivision or combination becomes effective.

               (ii) Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time on or after the Original Issuance Date makes or fixes a record date for the determination of holders of shares of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction (1) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 3(e)(ii) as of the time of actual payment of such dividends or distributions.

               (iii) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time on or after the Original Issuance Date makes, or fixes a record date for the determination of holders of shares of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then and in each such event provision shall be made so that the Holders of shares of Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation which they would have received had their shares of Preferred Stock been converted into shares of Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 3(e) with respect to the rights of the Holders of the shares of Preferred Stock.

               (iv) Adjustment for Reclassification, Exchange and Substitution. In the event that at any time or from time to time on or after the Original Issuance Date, the shares of Common Stock issuable upon the conversion of the shares of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 3(e)), then and in any such event each Holder of shares of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein.

               (v) Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time on or after the Original Issuance Date there is a capital reorganization of the shares of Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 3(e)) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation’s properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the Holders of the shares of Preferred Stock shall thereafter be entitled to receive upon conversion of the shares of Preferred Stock the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3(e) with respect to the rights of the Holders of the shares of Preferred Stock after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 3(e) (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the shares of Preferred Stock) shall be applicable after that event and be as nearly equivalent as is practicable.

               (vi) Sale of Shares Below Conversion Price.

                    A. If at any time or from time to time following the Original Issuance Date but prior to an event triggering a Mandatory Conversion pursuant to Section 3(b) hereof, the Corporation issues or sells, or is deemed by the express provisions of this Section 3(e)(vi) to have issued or sold, shares of Additional Common Stock (as hereinafter defined), other than as a dividend or other distribution on any class of stock and other than upon a subdivision or combination of shares of Common Stock, in either case as provided in Section 3(e)(i) above, for an Effective Price (as hereinafter defined) less than the then existing Conversion Price, then and in each such case the then existing Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price equal to the Effective Price for such shares of Additional Common Stock.

                    B. For the purpose of making any adjustment required under Section 3(e)(vi), the consideration received by the Corporation for any issue or sale of securities shall (I) to the extent it consists of cash be computed at the amount of cash received by the Corporation, (II) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, (III) if shares of Additional Common Stock, Convertible Securities (as hereinafter defined) or rights or options to purchase either shares of Additional Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such shares of Additional Common Stock, Convertible Securities or rights or options, and (IV) be computed after reduction for all expenses payable by the Corporation in connection with such issue or sale.

                    C. For the purpose of the adjustment required under Section 3(e)(vi), if the Corporation issues or sells any rights, warrants or options for the purchase of, or shares or other securities convertible into or exchangeable for, shares of Additional Common Stock (such convertible or exchangeable shares or securities being hereinafter referred to as “Convertible Securities”) and if the Effective Price of such shares of Additional Common Stock is less than the Conversion Price then in effect, then in each case the Corporation shall be deemed to have issued at the time of the issuance of such rights, warrants, options or Convertible Securities the maximum number of shares of Additional Common Stock issuable upon exercise, conversion or exchange thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights, warrants, options or Convertible Securities, plus, in the case of such rights, warrants or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights, warrants or options, plus, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion or exchange thereof. No further adjustment of the Conversion Price, adjusted upon the issuance of such rights, warrants, options or Convertible Securities, shall be made as a result of the actual issuance of shares of Additional Common Stock on the exercise of any such rights, warrants or options or the conversion or exchange of any such Convertible Securities. If any such rights or options or the conversion or exchange privilege represented by any such Convertible Securities shall expire without having been exercised, the Conversion Price adjusted upon the issuance of such rights, warrants, options or Convertible Securities shall be readjusted to the Conversion Price which would have been in effect had an adjustment been made on the basis that the only shares of Additional Common Stock so issued were the shares of Additional Common Stock, if any, actually issued or sold on the exercise of such rights, warrants, or options or rights of conversion or exchange of such Convertible Securities, and such shares of Additional Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such rights, warrants, or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted or exchanged, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion or exchange of such Convertible Securities.

                    D. For the purpose of the adjustment required under Section 3(e)(vi), if the Corporation issues or sells, or is deemed by the express provisions of this Section 3(e) to have issued or sold, any rights or options for the purchase of Convertible Securities and if the Effective Price of the shares of Additional Common Stock underlying such Convertible Securities is less than the Conversion Price then in effect, then in each such case the Corporation shall be deemed to have issued at the time of the issuance of such rights or options the maximum number of shares of Additional Common Stock issuable upon conversion or exchange of the total amount of Convertible Securities covered by such rights or options and to have received as consideration for the issuance of such shares of Additional Common Stock an amount equal to the amount of consideration, if any, received by the Corporation for the issuance of such rights, warrants or options, plus the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights, warrants or options, plus the minimum amount of consideration, if any, payable to the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion or exchange of such Convertible Securities. No further adjustment of the Conversion Price, adjusted upon the issuance of such rights, warrants or options, shall be made as a result of the actual issuance of the Convertible Securities upon the exercise of such rights, warrants or options or upon the actual issuance of shares of Additional Common Stock upon the conversion or exchange of such Convertible Securities. The provisions of paragraph (C) above for the readjustment of the Conversion Price upon the expiration of rights, warrants or options or the rights of conversion or exchange of Convertible Securities shall apply mutatis mutandis to the rights, warrants options and Convertible Securities referred to in this paragraph (D).

                    E. “Additional Shares of Common Stock” shall mean all shares of Common Stock issued by the Corporation on or after the Original Issuance Date, whether or not subsequently reacquired or retired by the Corporation, other than (I) the Conversion Shares, (II) shares of Common Stock issuable upon exercise of warrants (“Warrants”) issued in connection with the sale of the shares of Preferred Stock, (III) shares of Common Stock issuable upon exercise of warrants, options and convertible securities outstanding as of the Original Issuance Date (provided that the terms of such warrants, options and convertible securities are not modified after the Original Issuance Date to adjust the exercise price other than pursuant to anti-dilution provisions), (IV) shares of Common Stock issued to employees of the Corporation or any Subsidiary pursuant to stock option plans or other arrangements approved by the Board or pursuant to guidelines approved by the Board or upon exercise of options or warrants granted to such parties pursuant to any such plan or arrangement, (V) shares of Common Stock issued in connection with acquisitions (including, but not limited to, the Phase I Acquisitions as defined in the Series A Memorandum and Series A-1 Memorandum), mergers, joint ventures and other similar transactions approved by the Board, (VI) shares of Common Stock issued pursuant to any event for which adjustment is made to the Conversion Price under Section 3(e) hereof or to the exercise price under the anti-dilution provisions of any warrants outstanding as of the Original Issuance Date or the Warrants, (VII) shares of Common Stock issued or issuable to customers, suppliers or other strategic partners provided that such issuance is approved by the Board, (VIII) shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a commercial leasing or debt financing transaction approved by the Board, (IX) any other issuance of securities approved by an affirmative vote or written consent of the holders of more than fifty percent (50%) of the then outstanding shares of Preferred Stock. The “Effective Price” of shares of Additional Common Stock shall mean the quotient determined by dividing the total number of shares of Additional Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under this Section 3(e)(vi), into the aggregate consideration received, or deemed to have been received, by the Corporation for such issue under this Section 3(e)(vi), for such shares of Additional Common Stock. “Fair Market Value” shall mean as of any date (i) if the shares of Common Stock are listed on a national securities exchange, the average of the closing prices as reported for composite transactions during the twenty (20) consecutive trading days preceding the trading day immediately prior to such date or, if no sale occurred on a trading day, then the mean between the closing bid and asked prices on such exchange on such trading day; (ii) if shares of Common Stock are not so listed but are traded on the NASDAQ, the average of the closing prices as reported on the NASDAQ during the twenty (20) consecutive trading days preceding the trading day immediately prior to such date or, if no sale occurred on a trading day, then the mean between the highest bid and lowest asked prices as of the close of business on such trading day, as reported on the NASDAQ; or if not then included for quotation on the NASDAQ, the average of the highest reported bid and lowest reported asked prices as reported by the OTC Bulletin Board, as the case may be, or (iii) if the shares of Common Stock are not then publicly traded, the fair market price, not less than book value thereof, of the shares of Common Stock as determined in good faith by the Board.

                    F. Other than a reduction pursuant to its applicable anti-dilution provisions, any reduction in the conversion price of any Convertible Securities, whether outstanding on the Original Issuance Date or thereafter, or the price of any option, warrant or right to purchase shares of Common Stock or any Convertible Security (whether such option, warrant or right is outstanding on the Original Issuance Date or thereafter), to an Effective Price less than the current Conversion Price, shall be deemed to be an issuance of such Convertible Security and all such options, warrants or rights at such Effective Price, and the provisions of Sections 3(e)(vi)(C), (D) and (E) shall apply thereto mutatis mutandis.

                    G. Any time an adjustment is made to the Conversion Price pursuant to Section 3(e), a corresponding proportionate change shall be made to the number of shares of Common Stock issuable upon conversion of each share of Preferred Stock.

               (f) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders of the shares of Preferred Stock against impairment.

               (g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of shares of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder of shares of Preferred Stock, furnish or cause to be furnished to such Holder a like certificate setting forth (i) such adjustments and readjustments, (ii) Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the shares of Preferred Stock.

               (h) Status of Converted Shares. In the event any shares of Preferred Stock shall be converted pursuant to Section 3 hereof, the shares of Preferred Stock so converted shall be canceled and shall not be reissued as shares of Preferred Stock.

               (i) Stock Purchase Rights. If at any time or from time to time, the Corporation grants or issues to the record holders of the shares of Common Stock any options, warrants or rights (collectively, “Stock Purchase Rights”) entitling any holder of shares of Common Stock to purchase shares of Common Stock or any security convertible into or exchangeable for shares of Common Stock or to purchase any other stock or securities of the Corporation, the Holders of shares of Preferred Stock shall be entitled to acquire, upon the terms applicable to such Stock Purchase Rights, the aggregate Stock Purchase Rights which such Holders of shares of Preferred Stock could have acquired if they had been the record holder of the maximum number of shares of Common Stock issuable upon conversion of their shares of Preferred Stock on both (x) the record date for such grant or issuance of such Stock Purchase Rights, and (y) the date of the grant or issuance of such Stock Purchase Rights.

     (4) Assumption and Provision Upon Organic Change. Prior to the consummation of any Organic Change (as defined below), the Corporation shall make appropriate provision to ensure that each of the Holders of the shares of Preferred Stock will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the conversion of such Holder’s shares of Preferred Stock such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock which would have been acquirable and receivable upon the conversion of such Holder’s shares of Preferred Stock into shares of Common Stock immediately prior to such Organic Change. The following shall constitute an “Organic Change”: any recapitalization, reorganization, reclassification, consolidation or merger, sale of all or substantially all of the Corporation’s assets to another Person or other transaction which is effected in such a way that holders of shares of Common Stock are entitled to receive (either directly or upon subsequent liquidation) shares, securities or assets with respect to or in exchange for shares of Common Stock.

     (5) Reservation of Authorized Shares. The Corporation shall, so long as any of the shares of Preferred Stock are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, 100% of such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the shares of Preferred Stock then outstanding.

     (6) Liquidation, Dissolution, Winding-Up. In the event of any Liquidation (as defined below) of the Corporation, the Holders of the shares of Preferred Stock shall be entitled to receive out of the assets of the Corporation legally available for distribution therefrom (the “Liquidation Funds”) on a pro rata basis, before any amount shall be paid to the holders of any of the capital stock of the Corporation of any class junior in rank to the shares of Preferred Stock in respect of the preferences as to the distributions and payments on a Liquidation of the Corporation, an amount per each share of Preferred Stock equal to the product of (i) 125% and (ii) the sum of (a) the Stated Value of all shares of Preferred Stock then outstanding and (b) all dividends, if any, which have accrued or are payable under Section 8 hereof, but have not been paid and received by the Holders of the shares of Preferred Stock, up to and including the date full payment is tendered to the Holder of such each share of Preferred Stock with respect to such Liquidation (collectively, the “Non Change of Control Liquidation Preference”); provided, however, that notwithstanding anything to the contrary provided herein or elsewhere, in the event that a Liquidation is caused as a result of a Change of Control (as defined below), each Holder of shares of Preferred Stock shall be entitled to receive in addition to the Non Change of Control Liquidation Preference, such additional amounts that each such Holder would have received in the Liquidation, had it converted its shares of Preferred Stock into shares of Common Stock immediately prior to the Liquidation. If, upon any Liquidation, the Liquidation Funds are insufficient to pay, issue or deliver the full amount due to the Holders of shares of Preferred Stock, then each holder of shares of Series A Preferred Stock shall receive, prior to any payment to holders of shares of Series A-1 Preferred Stock or shares of Common Stock, a percentage of the Liquidation Funds (up to 100%) equal to the full amount of Liquidation Funds payable to such holder as a liquidation preference, as a percentage of the full liquidation amount payable to all holders of shares of Series A Preferred Stock. Upon and after payment of the full liquidation amount to the holders of shares of Series A Preferred Stock, each holder of shares of Series A-1 Preferred Stock shall receive, prior to any payment to holders of shares of Common Stock, a percentage of the remaining Liquidation Funds equal to the full amount of Liquidation Funds payable to such holder as a liquidation preference, as a percentage of the full amount of remaining Liquidation Funds payable to all holders of shares of Series A-1 Preferred Stock. In no event shall the holders of shares of Series A-1 Preferred Stock receive any Liquidation Funds until the entire liquidation amount has been paid with respect to each outstanding share of Series A Preferred Stock. No Holder of shares of Preferred Stock shall be entitled to receive any amounts with respect thereto upon any Liquidation other than the amounts provided for herein; provided that a Holder of shares of Preferred Stock shall be entitled to all amounts previously accrued with respect to amounts owed hereunder. The form of consideration in which the Liquidation Preference is to be paid to the Holders of the shares of Preferred Stock as provided in this Section (6) shall be the form of consideration received by the Corporation or the other holders of the Corporation’s capital stock, as the case may be.

     “Liquidation” means any of the following: (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) filing for bankruptcy pursuant to applicable federal and/or state laws, (iii) any actions that directly and/or indirectly are construed as steps in taking the Corporation private, including, but not limited to, failure to file SEC Reports in a timely fashion, the Corporation, any affiliate of the Corporation and/or any person at the direct and/or indirect request of the Corporation buying shares of issued and outstanding Corporation Stock, of the filing of a Form 15, the shares of Common Stock no longer are eligible for quotation on the NASD Bulletin Board, the Corporation’s Board of Directors and/or shareholders meeting and/or through resolutions, adopts or calls a meeting authorizing the

Corporation to undertake any of the above such actions (“Going Private Actions”), or (iv) any Change of Control.

     “Change of Control” means (i) a change in the voting control of the Corporation such that any one person, entity or “group” (as contemplated by Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended) acquires from the Corporation in one or more, including a series of, transactions the right to cast greater than 50% of votes eligible to be cast by all holders of capital stock of the Corporation in the election of directors of the Corporation, provided that such transaction is approved by the Board or (ii) any merger or consolidation of the Corporation with or into another entity or any sale of all or substantially all of the assets of the Corporation.

     (7) Preferred Rank. All shares of Common Stock shall be of junior rank to all shares of Preferred Stock in all respects as to the preferences as to distributions and payments upon the liquidation, dissolution and winding up of the Corporation. The rights of the shares of Common Stock shall be subject to the preferences and relative rights of the shares of Preferred Stock. The rights of the shares of Series A-1 Preferred Stock, to the extent applicable and as set forth herein, shall be subject to the preferences and relative rights of the shares of Series A Preferred Stock. For so long as any shares of Preferred Stock remain outstanding, the Corporation shall not, without the express written consent of Holders owning no less than a majority of the aggregate Stated Value of the then issued and outstanding shares of Preferred Stock (a) create or authorize any other class or series of capital stock, ranking pari passu and/or senior in any respect to the shares of Preferred Stock, or (b) issue any indebtedness ranking pari passu and/or senior in respect to the shares of Preferred Stock.

     (8) Dividends; Participation. Each share of Preferred Stock shall accrue and be paid a dividend at the rate of ten (10%) percent per annum of the Stated Value, payable quarterly in arrears on January 1st, April 1st, July 1st and October 1st of each year and for such whole year (or portion thereof) that such shares of Preferred Stock are issued and outstanding (the “Preferred Share Dividend”) beginning on the date each such shares of Preferred Stock is issued (including upon issuance as a stock dividend). The dividend payments shall be made in either cash or at the option of the Corporation through the issuance of additional shares of Preferred Stock (of the same series as such shares of Preferred Stock) in such amount of shares of Preferred Stock equal to the quotient of (i) the dividend amount payment then due, divided by (ii) the Stated Value of one share of Preferred Stock. In no event shall any cash dividends be paid upon the shares of Series A-1 Preferred Stock unless the accrued cash dividends upon the shares of Series A Preferred Stock have been paid in full.

     (9) Vote to Issue, or Change the Terms of Shares of Preferred Stock. The affirmative vote of the Holders owning not less than a majority of the aggregate Stated Value of the then issued and outstanding shares of Preferred Stock at a meeting duly called for such purpose, or by the written consent without a meeting of the Holders of not less than a majority of the then outstanding shares of Preferred Stock shall be required for any direct and/or indirect (i) Going Private Actions, (ii) Liquidation, and/or (iii) any amendment to the Corporation’s Articles of Incorporation or Bylaws which would directly and/or indirectly amend, alter, change, repeal or otherwise adversely affect any of the powers, designations, preferences and rights of the shares of Preferred Stock.

     (10) Lost or Stolen Certificates. Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the shares of Preferred Stock Certificate(s), the Corporation shall execute and deliver new preferred share certificate(s) of like tenor and date.

     (11) Notices. Whenever notice is required to be given hereunder, unless otherwise provided herein, such notice shall be given in writing and will be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given (a) if to the Corporation, at the Corporation’s executive offices or (b) if to a Holder, at the address set forth on Corporation’s books and records.

ARTICLE III
REGISTERED OFFICERS; REGISTERED AGENT

     The address of the registered office of the Corporation is 6100 Neil Road, Suite 500, Reno, Nevada and the name of its registered agent at such address is Corporation Trust Company of Nevada.

ARTICLE IV
DIRECTORS

     The members of the governing board of the Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of the Corporation, provided that the number of directors shall not be reduced to less than one (1).

ARTICLE V
INDEMNIFICATION

     Each director and each officer of the Corporation may be indemnified by the corporation as follows:

A. The Corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not itself create a presumption that the person did not act in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the Corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was lawful.

B. The Corporation may indemnify any person who was or is a party, or is threatened to be made a party , to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses including amounts paid in settlement and attorney’s fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the Corporation or for amounts paid in settlement to the Corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

C. To the extent that a director, officer or employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (A) and (B) of this Article VI, or in defense of any claim, issue or matter therein, he must be indemnified by the Corporation against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense.

D. Any indemnification under subsection (A) and (B) unless ordered by a court or advanced pursuant to subsection (E), must be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (i) By the stockholders;

     (ii) By the Board of Directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

     (iii) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (iv) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

E. Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitle to be indemnified by the Corporation. The provision of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

F. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this subsection:

     (i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or Articles of Incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication established that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause action.

     (ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrator of such a person.

ARTICLE VI
GENERAL

A. The board of directors shall have the power and authority to make and alter, or amend, the bylaws, to fix the amount in cash or otherwise to be reserved as working capital, and to authorize and cause to be executed the mortgages and liens upon the property and franchises of the Corporation.

B. The board of directors shall, from time to time, determine whether, and to what extent, and at which times and places, and under what conditions and regulations, the accounts and books of this Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have the right to inspect any account, book or document of this Corporation except as conferred by the Statutes of Nevada, or authorized by the directors or any resolution of the stockholders.

C. No sale, reconveyance, transfer, exchange or other disposition of all or substantially all of the property and assets of the Corporation shall be made unless approved by the vote or written consent of the stockholders entitled to exercise two-thirds (2/3) of the voting power of the Corporation.

D. The stockholders and directors shall have the power to hold their meetings, and keep the books, documents and papers of the Corporation outside of the State of Nevada, and at such place as may from time to time by designated by the bylaws or by resolution of the board of directors or stockholders, except as otherwise required by the laws of the State of Nevada.

BEACON ENTERPRISE SOLUTIONS GROUP, INC.,

a Nevada corporation

By:	/s/ Bruce Widener Bruce Widener Chief Executive Officer